Press Release

September 22, 2010

VIRGINIA AND SHIELD GOLD SIGN A $1 M AGREEMENT ON LA GRANDE NORD

Virginia Mines Inc. (“Virginia”) (TSX-VGQ) is pleased to announce that it has entered into an option agreement with Shield Gold Inc. (“Shield Gold”) on the La Grande Nord property located in the James Bay area, Province of Quebec. The Property comprises three blocks of claims for a total of 31 claims.

Under the terms of the agreement and subject to the approval of the regulatory authorities, Shield Gold has the option to acquire a 50% interest in the La Grande Nord project in consideration for $1,000,000 in exploration work over a 5-year period and option payments totalling $30,000. Shield Gold will be the operator during the earn-in option period with Virginia having the right to become operator thereafter.

The La Grande Nord Project, located in the LG-3 reservoir area in the James Bay region, rests on an unexplored volcanic belt where several polymetallic showings have been discovered. The property is also host to ground geochemical anomalies and a rich gold-platinoids-silver structure. Historical showings on La Grande Nord include:

Property	Showing	Cu (%)	Ag (g/t)	Au (g/t)
Gaber	Sommet 1	2.4	18.8
Gaber	Sommet 1	0.4	16.7
Gaber	Sommet 3	4.8	8.6
Gaber	Sommet 3	0.7	18.1
La Grande Nord	Orage	4.6	16.9
Sakami Ext.	AsPy		1.7	3,5

About Shield Gold

Shield Gold is a junior mining exploration company based in Canada. Its shares trade on the TSX Venture exchange under the symbol SHG.

About Virginia

Virginia is among the most active mining exploration companies in Quebec with a working capital of $45 M as at May 31, 2010, and 30,197,942 shares issued and outstanding as at August 31, 2010. Virginia trades on the Toronto Stock Exchange (TSX) under the ticker symbol VGQ. Virginia concentrates its activities on its numerous properties that are spread over the vast unexplored regions of northern Quebec.

N.B.

Any reference to dollar amounts herein shall mean lawful money of Canada unless otherwise indicated.

FOR MORE INFORMATION, PLEASE CONTACT: Paul Archer, V-P Exploration or André Gaumond, President.

200-116 St-Pierre

www.virginia.qc.ca

Tel. 800-476-1853

Quebec, QC G1K 4A7

mines@virginia.qc.ca

Tel. 418-694-9832

Canada

Fax. 418-694-9120

This press release may contain forward-looking statements that are subject to known and unknown risks and uncertainties that could cause actual results to vary materially from targeted results. Such risks and uncertainties include those described from time to time in Virginia's periodic reports filed with the security commissions of British Columbia, Alberta, Ontario and Quebec, and in the annual report on Form 40-F filed with the U.S. Securities and Exchange Commission. Virginia undertakes no obligation to publicly release the result of any revision of these forward-looking statements to reflect events or circumstances after the date they are made or to reflect the occurrence of unanticipated events.